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                             August 10, 2021

       Werner Lanthaler
       Chief Executive Officer
       Evotec AG
       Essener Bogen 7
       22419 Hamburg
       Germany

                                                        Re: Evotec AG
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted July 9,
2021
                                                            CIK 0001412558

       Dear Dr. Lanthaler:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Market Industry Data, page v

   1. Please revise to clarify that you are liable for industry, market and competitive information regardless
of whether or not you independently verified the information.
       Prospectus Summary
       Overview, page 1

   2. Please explain why the 15 pipeline assets in clinical development do not all appear in your pipeline table on page
115. If you have terminated development of any of such product candidates, please
clarify this information in your summary.
 Werner Lanthaler
FirstName
Evotec AGLastNameWerner Lanthaler
Comapany
August 10, NameEvotec
           2021        AG
August
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3. Please explain the basis for your statements that you are an "industry leading drug discovery and development partner," your operations constitute "one of the most comprehensive and technologically advanced innovation hubs in the pharmaceutical and biotechnology industry;" your drug candidates can be created at a more affordable cost and at a faster speed; your pipeline has the potential to become one of the largest royalty-
         generating pools of products in the industry; you are the "partner of choice for leading pharmaceutical companies, small and large biotechnology companies, startups, academic institutions, patient advocacy groups, venture capitalists as well as foundations and mission driven not-for-profit organizations;" and your platform has "unparalleled breadth and depth."
Our Innovation Hub: Data-driven R&D Autobahn to Cures, page 3

4. You mention that your "lead cell therapy candidate" in your EvoCells program "is a regenerative therapy being developed for type 1 diabetes" on page 4. Please clarify that the candidate is in preclinical development.
5. Please delete the statement that approval of EVT201 could come as early as 2024.
         Approval is solely within the authority of the FDA, and speculating on FDA approval is not appropriate.
Our Offering by Platform and Core Collaboration Route, page 5

6. Many of your tables include print that is not legible. Please revise the following tables to use a font size that is legible:
             Our Offering by Platform and Core Collaboration Route (pages 5 and
92);
             Overview of Capabilities and Expertise in our Innovation Hub (page
97);
             EVIiR&D platform (page 98);
             J. Design (page 105);
             The EVO royalty "Iceberg" is Constantly growing (page 114); and Novel technology modality table (page 117).

Our Growth Strategy, page 6

7. You state on page 6 that "through EVOroyalty and EVOequity, we are able to broaden our comprehensive de-risked pipeline of assets." Pease explain what you mean by "de-
         risked." It is not appropriate to convey that your candidates are not without development risk. Similarly address the "de-risking" language on pages 94 and 111. Use of Proceeds, page 63

8. We note your disclosure that you intend to use the proceeds from the offering to expand your scale and presence in the US, build additional J.POD capacity, invest in your technology platforms, accelerate pipeline activities and expand our EVOequity investments. Please quantify the amount of proceeds you expect to use for each designated
 Werner Lanthaler
FirstName
Evotec AGLastNameWerner Lanthaler
Comapany
August 10, NameEvotec
           2021        AG
August
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         use and more specifically explain what each entails. For example, does expanding your scale, presence and capacity involve acquiring/building new facilities and /or acquiring significant equipment? To the extent that you plan to use a material portion of the proceeds to fund the development of a specific pipeline candidate, please separately quantify the amounts you expect to allocate to each product candidate and specify how far in the clinical development for each of these product candidates you expect to reach with the proceeds of this offering. To the extent you have specific plans to expand your
         EVOequity investments, please provide more information about your planned investments.
Capitalization, page 65

9. Please provide a footnote that discloses the components of total debt included in the table.
Managements Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Metrics and Non-IFRS Measures, page 72

10. Please revise your reconciliation of EBITDA from net income (loss) to only exclude interest, taxes, depreciation and amortization with the other adjustments included in the portion of the reconciliation from EBITDA to adjusted EBITDA. Refer to Question
         103.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations
         for guidance.
11. Please tell us why you have not included an adjustment for the R&D tax credits when calculating Adjusted EBITDA. Refer to Question 100.03 of the Non-GAAP Financial
         Measures Compliance and Disclosure Interpretations for guidance.
Our Operating Segments , page 74

12. Please disclose the nature of the adjustments in the table for the Recharges.
Components of Results of Operations, page 75

13. Please expand your disclosure of cost of revenue to explain what differentiates expenses recorded as cost of sales from those recorded as research and development expenses for the EVT Innovate segment.
Comparison of the Years Ended December 31, 2020 and 2019, page 78

14. Please expand your analyses provided at the consolidated and segment levels to quantify the impact of the factors impacting the line items discussed when multiple factors contribute positively and/or negatively to the change being discussed. Refer to Item
         303(b)(2) of Regulation S-K and Section 501.12.b. of the Financial Reporting
         Codification for guidance.
15. Please expand your table at the top of page 80 to disclose the amount of R&D expense recognized for each product candidate and platform for each period presented. Costs
 Werner Lanthaler
FirstName
Evotec AGLastNameWerner Lanthaler
Comapany
August 10, NameEvotec
           2021        AG
August
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         related to insignificant product candidates or platforms may be aggregated into one line item.
Critical Accounting Policies and Use of Estimates, page 86

16.      We note your disclosure in Note 15 on page F-41 that Aptuit Execute
s goodwill balance
         of    126.1 million has a recoverable amount in excess of the carrying
amount of    5.7
         million. Please provide a discussion of the potential events and/or changes in circumstances specific to Aptuit Execute and could reasonably be expected to negatively affect the key assumptions resulting in the recognition of a material impairment charge.
         Refer to Item 303(b)(3) of Regulation S-K and Sections 501.02, 501.12.b.3. and 501.14 of
         the Financial Reporting Codification for guidance.
EVOpanOmics - Industrialized high-throughput multi-omics platform, page 100

17. Please expand your disclosure to describe your partnerships with Bayer, NovNordisk,
         Chinook Therapeutics and the joint venture with Vifor Pharma. The description of these partnerships should include the following:
             description of the partnership goal(s);
             identification of any of your pipeline assets related to the partnership;
             description and quantification of the benefits and obligations under the agreement, including quantifying payments made to date, aggregate potential milestone payments, royalty rates or applicable ranges; and
             term and termination provisions.
         File these agreements as exhibits or provide an analysis supporting your determination that they are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Case Study: Leading position in the field of Chronic Kidney Disease, page 101

18. Please expand the discussion of the collaboration with the National Unified Renal
         Translation Research Enterprise to identify the goals of the agreement, describe and quantify the benefits and obligations and disclose the term and termination provisions.
         Please file the agreement as an exhibit or provide an analysis supporting you determination that it is not required to be filed.
19. We note that the consortium participants include leading kidney disease companies.
         Additionally, we note your statement that you have the unique opportunity to analyze the data sets in the CKD database long before they become public. Please confirm that the other kidney disease companies do not have similar access to the data sets or delete the statement that accessing these data sets is a unique opportunity. J.POD - Manufacturing and Plant Design, page 106

20. Please expand your disclosures relating to your agreements with Merck & Co, ABL,
         Ology Biosciences, the Department of Defense and the Bill & Melinda Gates Foundation
 Werner Lanthaler
FirstName
Evotec AGLastNameWerner Lanthaler
Comapany
August 10, NameEvotec
           2021        AG
August
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FirstName LastName
         to identify the goals and describe the benefits and obligations under these agreements, including quantifying all payments to be made and received. File the agreements as exhibits or provide an analysis supporting your determination that the agreements are not required to be filed.
Case Studies, page 112

21. Confirm that the other collaborative arrangements are not material or expand your disclosure to describe all of your collaborative arrangements.
Bayer - Expansion of Original Collaboration Across the Development Spectrum and Across
Multiple Therapeutic Areas, page 113

22.      Please expand your discussion to provide the following information:
             Identify any of your pipeline assets related to the agreement; Was the third candidate entering clinical trials considered to be the goal, because it
             resulted in the last milestone payment, are there any royalty provisions related to these product candidates?
             Quantify milestone payments received to date;
             Narrow the disclosure of the sales royalty provision range to a range that does not exceed ten percentage points.
             Disclose when the royalty provisions expire.
         Additionally, file the agreement as an exhibit or explain the basis for your believe that the agreement is not required to be filed
BMS - Validation for Proprietary Technology Platforms (EVOpanHunter and iPSC), page 113

23. Please identify any pipeline assets related to the agreement, quantify the amounts paid to date and the amount of potential milestones. Provide a royalty range or indicate that you are not entitled to royalty payments and disclose when the royalty provisions expire. File the agreement as an exhibit or provide your basis for your belief that it is not required.
Exscientia Shared Economy through EVOequity and EVOiR&D, page 114

24. Please expand your disclosure to further explain the nature of your agreement(s) with
         Exscienta. We note that you include it as a pipeline asset, which appears to indicate you are entitled to milestone payments and/or royalties. Please revise the description of your agreement with Exscienta to identify the pipeline assets related to your agreements, disclose the amounts received to date, the aggregate potential milestone payments, the royalty rate and when the royalty provisions expire. Quantify the percentage of the outstanding shares of Exscienta that you hold. File the related agreements or explain the basis for your belief that they are not required.
Overview of Key Pipeline Assets, page 115

25. Please clarify which of these pipeline assets you wholly own and, alternatively, which of
 Werner Lanthaler
FirstName
Evotec AGLastNameWerner Lanthaler
Comapany
August 10, NameEvotec
           2021        AG
August
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         these pipeline assets you have the right to receive royalty and/or milestone payments.
26. Please revise your table to ensure that the identification of your partners is legible.
EVOequity, page 116

27. We note your disclosure that you have invested in 25 portfolio companies. However, the table on page 117 includes 19 companies and one joint venture. Please quantify your investment in each portfolio company, describe the terms of your joint venture and explain why you have not identified the additional six companies. LAB282, page 118

28. Please revise your discussion to describe the benefits and obligations under your agreement with Oxford University Innovation and Oxford Science Innovation and
         disclose the term and any termination provisions. To the extent the agreement relates to any of your pipeline assets, please identify such assets. File the agreement or provide an analysis supporting your determination that it is not required to be filed.
Intellectual Property, page 119

29. We note your disclosure that your patent portfolio includes "more than 60 patent families, each of which includes at least one filing in the United States or Europe, and several of which are pending or granted in multiple jurisdictions." Please disclose all material patent information for these 60 families including the type of patent protection you have (e.g., composition of matter, method, or use), the expiration of such patents, and the specific foreign jurisdictions in which these patents have been issued and/or are pending. In this regard, it may be useful to provide this disclosure in tabular form. Financial Statements
(3) Significant accounting policies
-Revenues from contracts with customers, page F-20

30. Please expand your disclosures on page F-21 under the main assumptions section to provide a discussion of how the stage of completion of contracts with service fees, FTE-
         based research payments as well as deliverable kind of services is determined. Refer to
         IFRS 15.124 for guidance.
(4) Segment information, page F-26

31. Please provide (a) the general information required by IFRS 8.22 for each of your operating segments; and (b) the measure of total assets and liabilities for each operating segment in accordance with IFRS 8.23-.27.
32. We note that you have included four profit/(loss) measures for your operating segments.
         Please revise this presentation to include only one measure of profit/(loss) for your operating segments that is determined in accordance with the measurement principles
 Werner Lanthaler
FirstName
Evotec AGLastNameWerner Lanthaler
Comapany
August 10, NameEvotec
           2021        AG
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         most consistent with those used in measuring the corresponding amounts in your consolidated financial statements. Refer to IFRS 8.26 for guidance.
(5) Acquisitions, page F-29

33. We note your disclosure that the fair value of the assets and liabilities acquired other than customer list and developed technologies intangible assets were determined on the basis of the net book values at the date of acquisition. Please expand your disclosures to explain how you determined that the net book value of the assets and liabilities acquired represented fair value. Refer to IFRS 3.18 for guidance. Also tell us your consideration of the fair value of the contracts acquired as intangible assets or liabilities. In this regard, we note your inclusion of contract liabilities and deferred income. Refer to IFRS 3.B31 -
         .B40 for guidance.
(14) Intangible assets, excluding goodwill, page F-38

34. Please tell us how you determined that the favourable contracts intangible asset has an estimated useful life of 41.5 years.
(20) Income Taxes , page F-44

35. Please explain the nature of the taxable income not recognised in income before tax in
         2020 and the hidden reserves from in-kind contribution of assets and how this impacted your effective tax rate.
(23) Revenues from contracts with customers, page F-50

36. Please provide disclosures for your each of your material license and/or collaboration agreements that include the nature of the contract and the material terms, including each
         parties    rights and obligations; financial terms, including upfront payments, potential
         milestone payments and royalty rate or range not to exceed 10 percent; the duration of the agreement and royalty term; and termination clauses. Refer to IFRS
15.110 for guidance.
(29) Fair Values, page F-58

37. Please explain to us why the fair value hierarchy level for cash and cash equivalents and many of the current assets and liabilities would be considered a level
3.
(31) Commitments and contingencies
(b) Other commitments and contingencies, page F-61

38. We note your disclosures on page 85 regarding the agreements to license or acquire third-
         party intellectual property utilized in your business. For each material agreement, please disclose the nature of the contract and the material terms, including
each parties    rights
         and obligations; financial terms, including upfront payments, potential milestone payments and royalty rate or range not to exceed 10 percent; the duration of the agreement and royalty term; and termination clauses.
 Werner Lanthaler
Evotec AG
August 10, 2021
Page 8
39. Please provide the disclosures required by IAS 37.86 for the ongoing tax audits.
General

40. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Tracey Houser at 202-551-3736 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Suzanne Hayes at 202-551-3675 with any other questions.



FirstName LastNameWerner Lanthaler                             Sincerely,
Comapany NameEvotec AG
                                                               Division of
Corporation Finance
August 10, 2021 Page 8                                         Office of Life
Sciences
FirstName LastName